5990 Greenwood Plaza Blvd, #2 Suite 390 Greenwood Village, CO 80111 (720)488-0204
January 15, 2009
Daniel Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Smart Move, Inc.
Registration Statement on Form S-1 (File No. 333-155244)
Dear Mr. Morris:
     Please be advised that Smart Move, Inc. (the “Company”) hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was originally filed on November 10, 2008 (as amended December 9, 2008). As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-155244).

Very truly yours,

/s/ Chris Sapyta
Name:	Chris Sapyta
Title:	Chief Executive Officer of Smart Move, Inc.